EXHIBIT 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollar in millions)	2011	2010	2009	2008	2007

Earnings:
Income from continuing operations before income taxes	$1,635	$1,864	$1,064	$1,457	$1,297
Adjustment to exclude equity in net income of and dividends from equity investees	9	(2)	(1)	(17)	(17)
Fixed charges	280	240	195	198	141
Amortization of capitalized interest	3	4	4	4	3
Less: Capitalized interest	(3)	—	(1)	(3)	(3)

Earnings as adjusted	$1,924	$2,106	$1,261	$1,639	$1,421

Fixed charges:
Interest expense (a) (c)	$222	$187	$144	$142	$99
Capitalized interest	3	—	1	3	3
Portion of rental expense representative of the interest factor (b)	55	53	50	53	39

Total fixed charges	$280	$240	$195	$198	$141

Ratio:

Ratio of earnings to fixed charges	6.9	8.8	6.5	8.3	10.1

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.

(b)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.

(c)	Interest accrued on the liability recorded for uncertain tax positions is excluded from Interest expense.